Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Twelve Months Ended
	December 31,
	2014	2013	2012	2011	2010
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$210,526	$254,520	$206,992	$125,795	$152,568
Adjust for distributed income of equity investees	(6,797)	4,812	7,704	(8,993)	(7,317)
Fixed charges, as below	90,012	90,236	87,635	86,758	86,806
Total earnings, as defined	$293,741	$349,568	$302,331	$203,560	$232,057

Fixed charges, as defined:
Interest charges[1]	$88,265	$88,695	$85,799	$85,097	$85,840
Rental interest factor	1,747	1,541	1,836	1,661	966
Total fixed charges, as defined	$90,012	$90,236	$87,635	$86,758	$86,806
Ratio of earnings to fixed charges	3.26x	3.87x	3.45x	2.35x	2.67x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$210,526	$254,520	$206,992	$125,795	$152,568
Adjust for distributed income of equity investees	(6,797)	4,812	7,704	(8,993)	(7,317)
Supplemental fixed charges, as below	90,356	90,741	88,266	87,544	87,870
Total earnings, as defined	$294,085	$350,073	$302,962	$204,346	$233,121

Supplemental fixed charges:
Interest charges[1]	$88,265	$88,695	$85,799	$85,097	$85,840
Rental interest factor	1,747	1,541	1,836	1,661	966
Supplemental increment to fixed charges[2]	344	505	631	786	1,064
Total supplemental fixed charges	$90,356	$90,741	$88,266	$87,544	$87,870
Supplemental ratio of earnings to fixed charges	3.25x	3.86x	3.43x	2.33x	2.65x

1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.